Exhibit 99.1

News Release

Intec Pharma Provides Update on Phase III ACCORDANCE Study of the Accordion Pill Carbidopa/Levodopa in Parkinson’s Disease Patients

Expects to Complete Enrollment in the Fourth Quarter of 2017

JERUSALEM (March 29, 2017) – Intec Pharma Ltd. (Nasdaq; TASE: NTEC), a clinical-stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill™ platform technology, today provided an update on the ACCORDANCE study, the Company’s global Phase III clinical trial of the Accordion Pill Carbidopa/Levodopa (AP-CD/LD) as a treatment for Parkinson's disease (PD) symptoms in advanced PD patients.

The Company announced that the current pace of recruitment of patients into the ACCORDANCE study, together with the reduction in the sample size of the study from 460 patients to 328 patients that was announced previously, has enabled the Company to reduce the expected number of clinical sites for the study. To date, 72 sites have been activated in the U.S., Europe and Israel and the Company expects to complete enrollment in the ACCORDANCE study in the fourth quarter of 2017.

Intec also reported that patients who have completed the ACCORDANCE study have continued into the open-label extension portion of the trial. Enrollment to the open label extension trial is open only for patients who complete the 25 weeks phase III trial and are interested in continuing to a 12 month treatment period on AP-CD/LD.

“We are very pleased with the recruitment rate of the ACCORDANCE Phase III clinical trial and look forward to our anticipated completion of enrollment into this important study in the fourth quarter of 2017,” stated Zeev Weiss, Chief Executive Officer of Intec Pharma. “OFF episodes are debilitating events for people with Parkinson’s disease. We believe that our AP-CD/LD has a significant potential to make a substantial difference in the treatment of Parkinson's disease"

About the Accordance Phase III Clinical Trial

The ACCORDANCE study is a multicenter, randomized, double-blind, double-dummy, parallel, active-controlled Phase III clinical trial in the United States, Europe and Israel. The study is expected to enroll approximately 328 participants across the two original arms: AP-CD/LD or Sinemet® IR, an immediate-release carbidopa levodopa medication that is currently on the market. The primary efficacy endpoint of the study is change from baseline to end of treatment in the percentage of daily OFF time during waking hours. Secondary endpoints include safety, daily OFF time (hours), ON time with and without troublesome dyskinesia (hours), number of daily LD doses and quality-of-life measurements as evaluated by the Parkinson’s Disease Questionnaires: CG1-1, Parkinson’s Disease Sleep Scale and the Unified Parkinson’s Disease Rating Scale (UPDRS).

The total treatment period for each patient is 25 weeks, comprised of a six-week, open-label titration on Sinemet IR for all patients, followed by a six-week open-label titration on two AP-CD/LD doses (two or three-times daily) and a 13-week double-blind, double-dummy active comparator period, in which half of the patients are randomized to Sinemet IR.

All patients completing the ACCORDANCE study are eligible to enter a 12-month open-label extension study.

Sinemet® is a registered trademark of Merck & Co., Inc.

About Intec Pharma Ltd.

Intec Pharma Ltd. is a clinical-stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company's Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company's product pipeline includes four product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CDLD, which is being developed for the treatment of Parkinson's disease symptoms in advanced Parkinson's disease patients; Accordion Pill Zaleplon, or AP-ZP, which is being developed for the treatment of insomnia, including sleep induction and the improvement of sleep maintenance; an Accordion Pill that is being developed for the prevention and treatment of gastroduodenal and small bowel Nonsteroidal Anti-Inflammatory Drug (NSAID)-induced ulcers; and AP-CBD/THC, an Accordion Pill with the two primary cannabinoids contained in Cannabis sativa, cannabidiol (CBD) and tetrahydrocannabinol (THC), which is being developed for various indications including low back pain and Fibromyalgia.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and the company undertakes no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of the company’s control. Important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements are described in the sections titled “Risk Factors” in the company’s filings with the Securities and Exchange Commission, and include the following: the company’s ability to develop and commercialize its product candidates and obtain additional financing necessary therefor; the length, cost and uncertain results of the company’s clinical trials, including uncertainty regarding the Company’s ability to enroll the required number of patients therein; the potential of adverse side effects, other safety risks, or legal prohibitions on the use of certain products in certain jurisdictions that could preclude the approval of the company’s drug candidates; the availability of reimbursement from government authorities and health insurance companies for the company’s products; the impact of product liability lawsuits; and the influence of extensive and costly government regulation.

Contacts:

Zeev Weiss

Chief Executive Officer

Intec Pharma

+972-(2)586-4657

zeev@intecpharma.com

Anne Marie Fields

Senior Vice President

LHA

212-838-3777

afields@lhai.com

# # #